

September 20, 2011

Via Facsimile
Mr. Ron E. Hooper
Senior Vice President, Royalty Management
Dominion Resources Black Warrior Trust
901 Main Street, 17th Floor
Dallas, Texas 75202

   Re: **Dominion Resources Black Warrior Trust**
       Form 10-K for Fiscal Year Ended December 31, 2010
       Filed March 11, 2011
       File No. 1-11335

Dear Mr. Hooper:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 99.2

1. The closing paragraph states that the report "…has been prepared for the exclusive use of Dominion Black Warrior Basin Trust 1994-1 and shall not be reproduced, distributed or made available to any other company without the written consent of Ralph E. Davis Associates, Inc. Such consent will not be unreasonably withheld if the report is utilized in its entirety." As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file a revised version which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Jennifer O'Brien at (202) 551-3721, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant